

02018115

SECUR.................MMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 26448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nelson Ivest Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Country Club Drive
                                        (No. and Street)

RECD S.E.C.
MAR - 1 2002
813

Winter Park   Florida   32789
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack E. Nelson   (407) 629-6477
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
                    (Name — if individual, state last, first, middle name)

243 West Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 2 1 2002
	P THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                      contained in this form are not required to respond unless the form displays
                      a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jack E. Nelson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Nelson Ivest Brokerage Services, Inc._____, as of __December 31, 2001_____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

Melissa L Edwards
My Commission CC1000175
Expires February 08, 2005

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

(407) 647-6441
(407) 645-0099 FAX

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc., as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Ivest Brokerage Services, Inc., at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 16, 2002

ASSETS

Cash and cash equivalents	$	64,181
Receivables from brokers and dealers		31,271
Securities owned - marketable, at market value (cost $25,806)		31,481
	$	126,933

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Commissions payable	$	68,819

STOCKHOLDERS' EQUITY

Common stock:		
Class A common stock, voting, $0.01 par value; 100 shares authorized, 100 shares issued and outstanding		1
Class B common stock, non-voting, $0.01 par value; 9,900 shares authorized, 9,900 shares issued and outstanding		99
Paid-in capital		17,841
Retained earnings		40,173
		58,114
	$	126,933

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

REVENUE		
Commissions	$	1,508,243
Dividends		1,172
		1,509,415
OPERATING EXPENSES		
Commissions		1,467,067
Net loss on marketable securities		7,291
Professional fees		5,585
Regulatory fees		4,192
Taxes		120
		1,484,255
Net income	$	25,160

The Notes to Financial Statements are
an integral part of this statement.

-3-

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Class A Common Voting	Class B Common Non-voting	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 2000	$ 1	$ 99	$ 14,841	$ 34,013
Net income	-	-	-	25,160
Capital contribution	-	-	3,000	-
Dividends paid	-	-	-	(19,000)
BALANCE, December 31, 2001	$ 1	$ 99	$ 17,841	$ 40,173

The Notes to Financial Statements are
an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	$ 1,530,687	
Dividends received	1,172	
Commissions paid	(1,447,318)	
Other fees and expenses paid	(9,897)	
Net cash provided by operating activities		$ 74,644
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of marketable securities	(4,148)	
Net cash used in investing activities		(4,148)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution	3,000	
Dividends paid	(19,000)	
Net cash used in financing activities		(16,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		54,496
CASH AND CASH EQUIVALENTS, beginning		9,685
CASH AND CASH EQUIVALENTS, ending		$ 64,181

The Notes to Financial Statements are
an integral part of this statement.

STATEMENT OF CASH FLOWS
(Continued)
YEAR ENDED DECEMBER 31, 2001

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
BY OPERATING ACTIVITIES

Net income		$ 25,160
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized loss on marketable securities	$ 7,291	
Decrease in receivables from brokers and dealers	22,444	
Increase in commissions payable	19,749	
		49,484
Net cash provided by operating activities		$ 74,644

The Notes to Financial Statements are
an integral part of this statement.

-6-

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but claims an exemption from SEC Rule 15c3-3 in that it is engaged in limited business involving mutual funds and variable annuities only. The Company also offers investment timing services to its clients. Fees for this service are charged on a percentage basis for the total value of assets managed.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. As of December 31, 2001, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2.   Net Loss on Marketable Securities

The Company recorded a net loss on marketable securities of $7,291 as follows:

Securities owned at December 31, 2001 include cumulative unrealized gains of $5,675 on the appreciation in market value of securities which were purchased at a cost of $25,806. The market value of these securities was $31,481 as of December 31, 2001. Unrealized gains of $12,966 were recorded in prior years, therefore, the current year unrealized loss recorded was $7,291.

There were no securities sold during the year. Therefore, there were no realized gains or losses during the year.

Note 3.   Related Party Transactions

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc., (NIPS) and Nelson Sales and Service Corporation (NSSC) for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, operating results and financial position are different than if the entities were autonomous.

During the current period, approximately 92%, or $1,392,000, of the Company's commission revenue was generated by the sister corporations. Likewise, approximately 88%, or $1,295,000, of the commission expense was paid to the sister corporations.

Note 4.   Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of $6,000 and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $36,598, which was $30,598 in excess of its required net capital of $6,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 1.88 to 1.

Note 5.   Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NELSON IVEST BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Total equity from statement of financial condition		$ 58,114
Deduct ownership equity not allowable for net capital		-
Total capital		58,114
Deductions and other charges		
Non-allowable accounts receivable from brokers and dealers	$ 16,698	
Haircuts on securities	4,818	
		21,516
Net capital		58,114
Minimum net capital required		6,000
Excess net capital		$ 52,114
Total aggregate indebtedness		$ 68,819
Ratio of aggregate indebtedness to net capital		1.18 to 1

NELSON IVEST BROKERAGE SERVICES, INC.

RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2001

Net capital (unaudited)	$	36,598
Audit adjustments made:		-
Net capital (audited)	$	36,598

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY RULE SEC RULE 17a-5

Stockholder
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Nelson Ivest Brokerage Services, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-11-

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Winter Park, Florida
February 16, 2002